



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of <u>February 2002</u>

<u>Kookmin Bank</u>

(Translation of registrant's name into English)

<u>9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703</u>

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   <u>X</u>   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____   No   <u>X</u>

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   )



Resignation of a Director & Executive Vice President

On February 28, 2002, Young-Il Kim (born in 1953), Director & Executive Vice President, who was responsible for the Retail Banking Business Unit of Kookmin Bank has resigned voluntarily due to a personal reason. His term, which extends to October 31, 2004, shall terminate immediately upon this official announcement of his resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank

(Registrant)

Date: February 28, 2002

By

(Signature)

Name: Yoo-Hwan Kim

Title: Senior Executive Vice President & Chief Financial Officer